Exhibit 99.1

ESTRE AMBIENTAL, INC. REPORTS 2018 FIRST HALF-YEAR RESULTS

REVENUE GROWS 6 PERCENT TO R$709 MILLION

São Paulo, Brazil – October 4th, 2018 – Estre Ambiental, Inc. (NASDAQ: ESTR) (“Estre” or “Company”), one of the leading waste management companies in Latin America, today announced financial results for the six months ended June 30, 2018. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, except as otherwise indicated.

1H2018 Results Highlights

•
Net revenues in the 1H18 increased 5.6%, from R$671 million in 1H17 to R$709 million in 1H18. Strong growth from Commercial and Industrial clients (+39.3%) and Value Recovery (+17.6%) together with the impact of the consolidation of 100% of Soma’s results  drove this increase as well as the commencement of operations of new small-sized municipal contracts delayed from the second half of 2017, with a positive impact on our Public Collection and Cleaning Services (+7.5%). These factors combined with resilient Landfill operations (+1.4%) more than compensated for the change in the Oil and Gas (-33.2%) segment.

•
Net Income in the first half of 2018 was a loss of R$120 million compared to a profit of R$105 million in the same period of last year. This decrease was attributable to several isolated events occurring in both periods, associated primarily with our participation in the tax refinancing program offered by the Brazilian Federal Government in 2017. Adjusted Net Income from continuous operations improved from a loss of R$15 million in 1H17 to a loss of R$3 million in 1H18.

•
Adjusted EBITDA before allowances for doubtful accounts increased 2.7% to R$184 million in 1H18 vs. R$179 million in 1H17 with a margin of 25.7% in 1H18 vs. 26.6% in 1H17. This reflects, among other factors, increased competition in bidding for new contracts as well as higher corporate costs to operate as a public company.

Selected Operating and Financial Highlights

Non-recurring events, including, among other factors, our participation in a tax-refinancing program offered by the Brazilian Federal Government for a limited period in 2017 and the findings and expenses associated with our internal evaluation process have affected our 1H17 and 1H18 results in several ways. In addition to these non-recurring events, our 1H18 results were impacted by the implementation of IFRS 9 and IFRS 15.

In order to not distort comparability between periods and to show additional meaningful information to investors to demonstrate the operating performance of our core business, we present certain non-IFRS measures to eliminate the effects of these events that our management considers to be isolated in nature.

Table A annexed to this earnings release provides detailed information describing the impact of these events that our management considers to be non-recurring and reconciles these non-IFRS metrics to our IFRS numbers for the six months ended June 30, 2017 and 2018, respectively. Whenever we mention a measure as “Adjusted”, we will be referring to the numbers indicated in Table A annexed hereto.

All percentages shown in this earnings release have been calculated using the numbers in thousands of R$ as they are reported in the Company’s financial statements.

Highlights (in R$ million)	1H17 Restated	1H18	Chg.
Net Revenues	671	709	5.6%
Growth
Operating Costs	478	495	3.5%
% of Net Revenues	71%	70%
Net Income	105	(120)	213.6%
% of Net Revenues	16%	-17%

CAPEX(1)	31	49	58.1%
% of Net Revenues	5%	7%

Adjusted Operating Costs(2)	408	443	8.8%
% of Net Revenues	61%	63%

Adjusted Operating Expenses(2)	76	94	22.9%
% of Net Revenues	11%	13%

Adjusted EBITDA (ex-Allowances)(2)	179	184	2.7%
% of Net Revenues	27%	26%

Adjusted EBITDA (ex-Allow.) - CAPEX	148	134	-9.0%
% of Net Revenues	22%	19%

(1) CAPEX is Acquisition of fixed assets as stated in Cash Flows excluding Advances to Suppliers and including Capital contribution in subsidiaries

(2) Adjustments detailed in Table A of Annex

“Our business performance remained solid with 5.6% revenues growth” Estre Chief Executive Officer Sergio Pedreiro noted. “Despite certain head winds we were able to improve our Adjusted EBITDA (excluding the effects of doubtful accounts) year over year by 2.7%.”

“I believe Estre continues to be well positioned to succeed as a leading full-service company in the waste management industry in Brazil,” Pedreiro said. “It is our commitment to execute against that opportunity and leverage our leadership position more aggressively.  There is a long runway of underserved demand, and we are uniquely positioned to service that demand through our culture of compliance, our full-service offerings and history of operational excellence.

First Half of 2017 and 2018 Results

Revenues by Segment

Net Revenues(1) (in R$ million)	1H17 Restated	1H18	Chg.
Collection & Cleaning Services	434	479	10.5%
Public	394	423	7.5%
C&I	40	56	39.3%
Landfills	239	243	1.4%
O&G	20	13	‐33.2%
Value Recovery	24	28	17.6%
Total	671	709	5.6%

(1) Considers elimination of intersegment transactions entered into in the ordinary course of business, R$ 46 million in the six months ended June 30, 2017 and R$ 54 million in the six months ended June 30, 2018.

Revenues in 1H18 were R$709 million, a 5.6% increase in comparison with net revenues of R$671 million in 1H17.

Growth from Collection & Cleaning Services was R$45 million mainly as a result of inflation-driven price increases, the consolidation of 100% of  Soma’s results, revenues from our new transfer station GLA - Gestão Logistica Ambiental S.A., new contracts and increased momentum from our C&I business.

Revenue from our Landfills segment increased R$3 million or 1.4%, reflecting inflation-driven price adjustments coupled with the 100% consolidation of our Catanduva landfill since June 2017, partially offset by volume losses at our Itapevi landfill, where we limited current volume while we invested to increase future capacity, as well as at our Tremembé and Feira de Santana landfills.

Revenue from Oil and Gas services segment decreased by R$7 million or 33.2% due to a corresponding decrease in the volume of services rendered to our main customer (Petrobras), reflecting in part the impact of the economic and political environment on its operations.

Value Recovery revenues segment increased by R$4 million or 17.6% primarily due to the continued growth of our bio gas power generation business with the implementation of 3 more power units at our Curitiba plant in September 2017.

Operating Costs

Cost of services increased 3.5%, from R$478.2 million in 1H17 to R$495.0 million in 1H18, mainly due to R$19.2 million in wage increases pursuant to annual renegotiation of collective bargaining agreements with our employees, as well as a R$10.7 million increase in leachate treatment costs and a R$4.5 million increase in fuel costs, mainly driven by the Brazilian truck drivers’ strike in May 2018. This increase was partially offset by a decrease in depreciation, amortization and depletion costs with the closing of one cell at our Paulina landfill.

Excluding certain non-recurring costs presented in Table A annexed hereto, including costs related to our internal evaluation process and depreciation and amortization charges, Adjusted Operating Costs increased 8.8%, from R$408 million in 1H17 to R$443 million in 1H18.

Adjusted Gross Margin, which we calculate as Net Revenues minus Adjusted Operating Costs divided by Net Revenues, in 1H18 dropped 1.5 percentage points from 39.3% to 37.8%.

Operating Expenses

Operating expenses increased by 10.2%, from R$148.8 million in 1H17 to R$163.9 million in 1H18, mainly driven by an increase in expenses reflecting the implementation of IFRS 9 and its impact on our calculation of doubtful accounts.  Allowances for doubtful accounts changed from a net positive impact of R$8.7 million in the first half of 2017 to an expense of R$7.5 million in the first half of 2018, contributing R$16 million of the total variation reported under operating expenses. The positive impact we recorded in 1H17 upon reversal of provisions for overdue municipal accounts would no longer be possible under IFRS 9.

Also contributing to the increase in operating expense was a R$30.5 million expense in advisory and legal services related to the advisors hired in connection with conducting our internal evaluation process, as well as additional expenses associated with the transition to a public company.

These increases were partially offset by a decrease in General and Administrative expenses reflecting greater provisioning in 1H17 compared to 1H18 due to our participation in the Brazilian Tax Regularization Program.

Excluding non-recurring events detailed in Table A annexed hereto and the effects of depreciation and amortization charges, Adjusted Operating Expenses increased 22.9%, from R$76 million in the first half of 2017 to R$94 million in the first half of 2018.

Adjusted EBITDA and Net Result

For those reasons identified above, our Net Result in 1H18 was a loss of R$120 million compared to a profit of R$105 million in 1H17.

The Adjusted Net Result from Continuous Operations improved from a loss of R$15 million in 1H17 to a loss of R$3 million in 1H18, reflecting the negative contribution of a R$12 million decrease in operating profit and R$30 million in higher income tax expenses, offset by a R$53 million in lower net interest expenses.

We have excluded allowance for doubtful accounts in calculating Adjusted EBITDA for both periods to enhance comparability following the implementation of IFRS 9. Adjusted EBITDA before allowance for doubtful accounts increased 2.7% to R$183.5 million in the first half of 2018, primarily from revenue growth. Adjusted EBITDA Margin, which we calculate as Adjusted EBITDA before allowance for doubtful accounts divided by Net Revenues, was 25.7% in the first half of 2018, down from 26.6% in 1H17 as Cost of Services have grown faster than revenues.

Cash and Cash Equivalents and Capital Allocation

Cash and cash equivalents at June 30, 2018, were R$28 million, practically unchanged from the R$30 million at June 30, 2017. Adjusted EBITDA before allowance for doubtful accounts less capital expenditures for the six months ended June 30, 2018 was R$134 million compared to R$148 million for the six months ended June 30, 2017 primarily reflecting lower capital investments in the first half of 2017.

The Company is committed to continue to lower its leverage, primarily through internal cash flow generation, with a long-term goal of achieving a Net Debt-to-EBITDA ratio of 2x or lower, deploying capital efficiently for growth while preserving financial flexibility.

Tax Expense

In May 2017, Estre entered into the Brazilian Tax Regularization Program (known as PRT), a tax amnesty plan offered by the federal government, which allowed, for a limit period, Brazilian companies to settle existing tax debts. The program allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carry forwards, as well as the payment of the remaining balance in installments.

Towards the end of the first half of 2018, the Brazilian Federal Revenue Service announced the second and final round of the PRT program. In this phase, companies were asked to confirm, in detail, for each of their subsidiaries the tax debts they want to include in the program, how they want to pay such debts and how much (if any) credit from tax loss carry forward they are able, and want, to use.

We took this opportunity offered by the second phase of the PRT program to include some additional anticipated tax debts in the amount of R$40 million that we identified in the context of the internal evaluation process. This choice and other impacts associated with our expanded participation in the PRT program resulted in an increase of R$131 million in tax debt to be paid in up to nine years. This increase was partially offset by a R$76 million reduction in tax provision as well as an increase of R$88 million in Tax Loss Carry Forward. This TLCF was not recorded in our balance sheet as a deferred tax asset.

The total tax debt associated with tax amnesty programs increased from R$418 million as of December 31, 2017 to R$518 million as of June 30, 2018, due to the R$131 million in additional amounts included, as explained above, plus R$17 million in accrued interest less R$47 million paid throughout the first half of 2018.

Internal Evaluation Process

Following the receipt of tax infringement notices at the conclusion of 2017, we conducted an internal evaluation process at the direction of management and the board of directors. The specific purpose of this process was to evaluate the integrity of our supply relationships and related matters across our organization, including at Soma and our other joint ventures. In accordance with our zero tolerance policy, corrective actions were taken immediately, mainly a significant change in our organization structure at Soma. Based on the findings of this internal evaluation process, we restated our audited financial statements for the first half of 2017 to reflect necessary adjustments.

São Paulo Urban Cleaning Contract

As previously disclosed to the market, we have been providing urban cleaning services to the city of São Paulo, through the joint venture Soma, since 2011. On June 12, 2018, our provisional contract with São Paulo for urban cleaning services introduced certain material changes to the contractual terms, including the area serviced and price. As a result of these changes, our monthly revenues from the Soma contract were reduced by 37% as of such date.

Our current provisional contract with São Paulo is set to expire in December 2018 and a new auction for the São Paulo contract has been scheduled for October 18, 2018, although delays are possible.

2018 Full-Year Outlook

We anticipate that revenues for the full year will be flat, with Adjusted EBITDA margins in the mid-20% range. Results will reflect the full-year benefit of new municipal collection contracts that came on-line in the second-half of 2017, the full-year effect of public company expenses and the impacts of the Soma contract in the 2H18.

Estre is aggressively pursuing the renewal or temporary extension by year-end of public collection contracts, including Sao Paulo and Curitiba, among others.  As in the first half, the Company expects modest growth for the full year from its commercial and industrial, landfills and biogas businesses, somewhat offset by weaker sales in oil and gas.

We remain confident that Estre is well positioned to succeed as the leading full-service company in the waste management industry in Brazil.  Strategically, we consider the most attractive value creation opportunities will result from leveraging our leading position and competitive advantages by merging with other players and consolidating a highly fragmented industry.  There is a long runway of underserved demand, and we believe we are uniquely positioned to service that demand through our culture of compliance, our full-service offerings and our history of operational excellence.

INFORMATION ABOUT THE CONFERENCE CALL, THE LINK TO WHERE THIS DOCUMENT CAN BE FOUND AND INVESTORS RELATIONS AND PRESS RELATIONS.

Conference call will be held on October 4th, 2018 at 8:30 am (EST).

Investors and other stakeholders may access the conference call by dialing 877-407-0792 toll free in the U.S. or 1-201-689-8263 internationally. A replay of the call will be available through October 11th, 2018 by dialing 844-512-2921 toll fee in the U.S. or 1-412-317-6671 internationally, using conference ID 13683619.

Contacts

Investor Relations
ir@estre.com.br
+55 11 3709-2365

Media Relations
press@estre.com.br
+55 11 3709-2421

About Estre

Estre is one of the leading waste management companies in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. The Company provides a complete range of collection, transfer, recycling, treatment and disposal services and is present in seven Brazilian states where approximately 50% of the population live. Estre operates the largest landfill portfolio in Brazil, comprised of 13 landfills for non-hazardous residues and three landfills also handling hazardous residues. Estre’s waste management infrastructure also includes three landfill gas-to-energy facilities with an installed capacity of approximately 18 MW, as well as three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business and results and operations. Statements regarding the implementation of future actions, including with respect to the release of its financial results, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Table A: Adjusted EBITDA and Adjusted Income Statement 1H17 and 1H18

	June 30, 2017				June 30, 2018
in R$ millions	As Reported (IFRS)	Reversal of Non- recurring Events		Adjusted	As Reported (IFRS)	Reversal of Non- recurring Events		Adjusted
Revenue from services rendered	671			671	709	4	(1)	713
Cost of services	(421)	13	(2)	(408)	(449)	5	(2)	(443)
Gross profit	250	13		264	260	9		270
Gross margin	37.3%			39.3%	36.7%			37.8%
General and administrative expenses (ex-Depreciation)	(165)	73	(3)	(93)	(147)	57	(3)	(90)
Other selling expenses (ex-Depreciation and Allw)	(2)			(2)	(3)			(3)
Allowance for doubtful accounts	9			9	(8)			(8)
Other operating expenses/income, net	12	(2	)(4)	10	9	(2	)(4)	7
Share of (loss) profit of an associate	2	(2	)(5)	-	(1)			(1)
Operating expenses	(145)	69		(76)	(149)	55		(94)
Depreciation / Amortization / Depletion	(61)	-		(62)	(62)	-		(62)
Related to cost of services	(57)			(58)	(46)			(46)
Related to SG&A	(4)			(4)	(15)			(15)
Profit before tax/finance expenses	44	82		126	50	64		114
Finance expenses	(324)	170	(6)	(154)	(139)	37	(6)	(102)
Finance income	6			6	67	(60	)(7)	7
Profit (Loss) before income and social contribution taxes	(274)	252		(22)	(22)	42		20
Current income and social contribution taxes	(4)			(4)	(26)			(26)
Deferred income and social contribution taxes	382	(370	)(8)	11	(85)	88	(8)	3
Profit (Loss) for the period from continuing operations	103	(118)		(15)	(133)	130		(3)
Profit after tax from discontinued operations	2			2	14			14
Profit (Loss) for the period	105	(118)		(13)	(120)	130		10
Profit (Loss) for the period from continuing operations	103	(118)		(15)	(133)	130		(3)
(+) Income and social contribution taxes	(377)	(370	)(8)	(7)	111	(88	)(8)	23
(+) Depreciation and Amortization	61			62	62			62
(+) Finance expenses	324	(170	)(8)	154	139	(37	)(6)	102
(-) Finance income	(6)	-		(6)	(67)	60	(7)	(7)
EBITDA	106	(658)		188	112	64		176
EBITDA Margin	15.7%			27.9%	15.7%			24.7%
EBITDA before allowance for doubtful accounts	97			179	119			184
EBITDA Margin	14.4%			26.6%	16.8%			25.7%

(1) Disregards the one time effects of IFRS 15 implementation (R$4.1 in 2018), in order to allow comparable basis between 1H17 and 1H18

(2) Disregards the effects on Costs of Services of non-reccurring expenses related to cost due to adjustments made in association with the investigation (R$0.6 in 2017), UTTR Demobilization (R$1.4 in 2017), unsupported payments at Soma (R$11.4 in 2017) and Layoff SOMA contract (R$5.2 in 2018)

(3) Disregards the effects on SG&A of non-recurring events related to tax provisions made in association with the investigation (R$14.3 in 2017), tax contingencies recognized/reversed in the PRT/PERT programs (R$53.6 in 2017 and -R$6.3 in 2018), stock option/grant (R$1.9 in 2017 and R$15.5 in 2018), shareholder bonus and reinbursement (R$4.4 in 2017), layoff expenses (R$0.9 in 2018), non-recurring legal/investigation expenses/reversals (-R$2.2 in 2017 and R$ 12.6 in 2018), complement to 2017 variable compensation (R$3.8 in 2018), above average labor contingencies due to massive layoff in 2015 as well as the recent change in Labor Law (R$8.5 in 2018)

(4) Disregards the effects on (net) Other operating expenses/income of non-recurring events related to realization of tax credit from prior periods (-R$6.7 in 2017), expenses in association with the investigation (R$6.3 in 2018), write-off of recoverable PIS/COFINS resulting from the investigation (R$6.2 in 2017), gains and losses on sale of assets (-R$1.4 in 2017 and -R$8.4 in 2018)

(5) Equity pickup from spin-off discontinued operations (R$2.3 in 2017), in order to allow comparable basis between 1H17 and 1H18

(6) Disregards the effects on Finance Expense of non-recurring events related to fines and penalties recognized in late tax payments and PRT amnesty program (R$170.2 in 2017 and R$ 29.4 in 2018), finance expenses associated with Angra put option exercise (R$2.4 in 2018), FX variation over the non-compete liability (R$6.6 in 2018), FX variation on receivable from sale of assets (-R$0.9 in 2018)

(7) Disregards the effects on Finance Income of a non-recurring event related to late tax payments (R$56.0 in 2018) and one time effects of IFRS 15 implementation (R$3.9 in 2018)

(8) Disregards the effects on Deferred Income and Social Contribution Taxes of a non-recurring event related to deffered tax recognized/reversed in conection with the PRT program (R$370.1 in 2017 and -R$87.8 in 2018)

Table B: Indebtedness

Indebtedness (in R$ million)	June 30, 2017		Dec 31, 2017 (in R$ million)		June 30, 2018		Chg. June 30, 2018 vs. Dec 31, 2017	Chg. June 30, 2018 vs. June 30, 2017
Debentures - 1st and 2nd Issues	1,786		1,069		942		-12%	-47%
Working Capital	-		360		545		51%	na
Finame and Lease	16		25		16		-38%	-2%
Gross Financial Debt	1,802		1,454		1,503		3%	-17%
Cash and equivalents	30		85		28		-67%	-7%
Net Financial Debt	1,772		1,370		1,475		8%	-17%
Net Financial Debt/Adj. EBITDA LTM	4.3	x	3.3	x	3.7	x	0.4 p.p.	-0.6 p.p.
Tax Liabilities [1]	184		418		518		24%	182%
Total Gross Debt	1,985		1,872		2,021		8%	2%
Total Net Debt	1,956		1,788		1,993		12%	2%
Total Net Debt/Adj. EBITDA LTM	4.8	x	4.3	x	5.0	x	0.7 p.p.	0.3 p.p.

1 Tax liabilities related to tax amnesty programs.

Table C.1: Statement of Financial Position - Assets

Statement of Financial Position	Dec 31, 2017	June 30, 2018	June 30, 2018
	(in R$ million)		(in US$ million)(1)
Assets
Current Assets
Cash and cash equivalents	85	28	7
Marketable securities	0	0	0
Trade accounts receivable	669	641	166
Inventories	11	12	3
Taxes recoverable	102	106	28
Other receivables	35	49	13
	902	836	217
Assets held for sale	7	0	0
Total current assets	909	836	217

Noncurrent Assets
Related parties	15	16	4
Trade accounts receivable	109	159	41
Taxes recoverable	52	48	12
Prepaid expenses	0	0	0
Deferred taxes	0	7	2
Other receivables	14	16	4
Investments	7	9	2
Property, plant and equipment	689	664	172
Intangible assets	588	579	150
Total noncurrent assets	1,475	1,498	389
Total assets	2,384	2,335	605

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of June 30, 2018, for reais into U.S. dollars of R$3.8558 to U.S.$1.00.

Table C.2: Statement of Financial Position – Liabilities and Equity
Statement of Financial Position	Dec 31, 2017	June 30, 2018	June 30, 2018
	(in R$ million)		(in US$ million)(1)
Liabilities and Equity
Current liabilities
Loans and financing	14	11	3
Trade accounts payable	128	137	35
Provision for landfill closure	21	7	2
Labor payable	118	115	30
Tax liabilities	170	172	45
Related parties	83	70	18
Advances from customers	16	18	5
Accounts payable from land acquisition	9	9	2
Other liabilities	33	25	6
	592	563	146
Obligations related to discontinued operation	24	29	7
Total current liabilities	615	592	153

Noncurrent liabilities
Loans and financing	371	550	143
Debentures	1,069	942	244
Provision for landfill closure	93	102	26
Provision for legal proceedings	148	60	15
Tax liabilities	396	511	133
Deferred taxes	137	141	37
Accounts payable from land acquisition	10	7	2
Other liabilities	0	0	0
Total noncurrent liabilities	2,224	2,312	600

Equity
Capital	0	0	0
Capital reserve	1,068	1,081	280
Other comprehensive income	2	5	1
Accumulated losses	(1,521)	(1,638)	(425)
	(451)	(551)	(143)
Non‐controlling interest	(5)	(18)	(5)
Total equity (capital deficiency)	(456)	(569)	(148)
Total liabilities and equity	2,384	2,335	605

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of June 30, 2018, for reais into U.S. dollars of R$3.8558 to U.S.$1.00.

Table D: Statement of Profit or Loss

	Six months ended June, 30
Statement of Profit or Loss	2017 Restated	2018	2018
	(in R$ million)		(in US$ million)(1)
Continued operations
Revenue from services rendered	671	709	184
Costs of services	(478)	(495)	(128)
Gross profit	193	214	55

Operating income (expenses)
General and administrative expenses	(169)	(162)	(42)
Selling expenses, net	6	(10)	(3)
Share of (loss) profit of an associate	2	(1)	(0)
Other operating expenses, net	12	9	2
	(149)	(164)	(43)
Profit before finance income and expenses	44	50	13
Finance expenses	(324)	(139)	(36)
Finance income	6	67	17

Loss before income and social contribution taxes	(274)	(22)	(6)
Current income and social contribution taxes	(4)	(26)	(7)
Deferred income and social contribution taxes	382	(85)	(22)

Profit (loss) for the year from continuing operations	103	(133)	(35)

Discontinued operations
Profit (loss) after income and social contribution tax from discontinued operations	2	14	4
Profit (loss) for the year	105	(120)	(31)

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of June 30, 2018, for reais into U.S. dollars of R$3.8558 to U.S.$1.00.

Table E: Statement of Cash Flows

	Six months ended June, 30
Statement of Cash Flows	2017 Restated	2018	2018
	(in R$ million)		(in US$ million)(1)
Operating activities
Profit (loss) after tax from continuing operations	103	(133)	(35)
Profit (loss) after tax from discontinued operations	2	14	4
Profit (Loss) for the year	105	(120)	(31)

Adjustments to reconcile to net cash flows:
Depreciation, amortization and depletion	61	62	16
Allowance for doubtful accounts	(9)	8	2
Write‐off of PP&E/intangible assets	2	19	5
Share of profit of an associate	(2)	1	0
Capital gain on divestiture	0	(19)	(5)
Provision for income and social contribution taxes	4	26	7
Deferred income and social contribution taxes	(382)	85	22
Additions to provision for legal proceedings, net of reversals	49	(34)	(9)
Gain on the acquisition of investments	(12)	0	0
Monetary variation, financial charges and interest	285	56	15
Share based compensation	1	15	4

Working capital adjustments :
Trade accounts receivable	(69)	(40)	(10)
Taxes recoverable	(14)	(0)	(0)
Inventories	(0)	(1)	(0)
Advances to suppliers	(0)	(0)	(0)
Prepaid expenses	(1)	(0)	(0)
Other receivables	8	(3)	(1)
Trade accounts payable	(2)	7	2
Labor payable	(5)	(3)	(1)
Tax liabilities	66	(9)	(2)
Provision for contingencies	(7)	(14)	(4)
Other	(25)	(13)	(3)
Related parties	(3)	(22)	(6)
Cash provided by operating activities	52	1	0

Investing activities
Capital contribution in subsidiaries	0	(3)	(1)
Receipt for sale of subsidiaries	0	12	3
Receipt from sale of fixed assets	0	1	0
Payment for acquisition of subsidiaries	(4)	0	0
Dividends received	5	0	0
Marketable securities	(0)	0	0
Acquisition of fixed assets	(36)	(50)	(13)
Acquisition of Intangible asset	(5)	(1)	(0)
Net cash used in by investing activities	(40)	(41)	(11)

Financing activities
Payment of loans and financing and debentures	(11)	(10)	(3)
Payment of Interest and financial charges	(2)	(7)	(2)
Net cash from (used in) financing activities	(13)	(17)	(4)

Decrease in cash and cash equivalents	(2)	(57)	(15)
Cash and cash equivalents at beginning of period	31	85	22
Cash and cash equivalents at end of period	30	28	7

(1) Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of June 30, 2018, for reais into U.S. dollars of R$3.8558 to U.S. $1.00.